Item 77E

Eaton Vance Tax-Managed Global Buy-Write
Opportunities Fund (ETW)
In November 2010, the Fund was named as
defendant and a putative member of the proposed defendant class of shareholders in the case entitled
Official Committee of Unsecured Creditors
("UCC") of the Tribune Company v. FitzSimons, et al. as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007 when Tribune effected a leveraged buyout transaction and was converted to a privately held company. The UCC seeks to recover payments of the proceeds of the LBO. This adversary proceeding in the Bankruptcy
Court has been stayed pending further order of the Bankruptcy Court. The value of the proceeds received by the Fund is approximately $891,000
(equal to 0.07% of net assets at December 31, 2011).

In addition, on June 2, 2011, another group of Tribune creditors filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders. The Fund also has been named in one or more of these lawsuits.

The Fund cannot predict the outcome of these proceedings or the effect, if any, on the Fund's net asset value. The attorneys' fees and costs related to these actions will be expensed by the Fund as incurred.